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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                       International Aluminum Corporation
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                                (Name of Issuer)

                       Common Stock $1.00 par value per share
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                         (Title of Class of Securities)

                                   458884103
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                                 (CUSIP Number)

                                Richard A. Roman
                         Columbia Ventures Corporation
                     16703 SE McGillivray Blvd., Suite 210
                              Vancouver, WA 98683
                                 (360) 882-1052
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 458884103
         ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Kenneth D. Peterson, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds (See Instructions) PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  / /
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 (6) Citizenship or Place of Organization   United States

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 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power              41,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              313,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              41,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              313,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    355,000

-------------------------------------------------------------------------------

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)       8.4

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(14) Type of Reporting Person*

           IN

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CUSIP No. 458884103
         ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Columbia Ventures Corporation           91-1427151
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization   WA

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              313,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              313,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    313,200

-------------------------------------------------------------------------------


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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)       7.4

-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

           CO

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     This Amendment No. 2 ("Amendment No. 2") amends the Statement on Schedule
13D filed on June 15, 2000 by Columbia Ventures Corporation and Kenneth D. Peterson, Jr. with respect to the common stock, par value $1.00 per share (the "Common Stock") of International Aluminum Corporation (the "Company" or the "Issuer") as amended by Amendment No. 1 filed on September 26, 2000 (the "Schedule 13D"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is amended and supplemented by adding the following information:

     At the Issuer's Annual Meeting of Shareholders on October 26, 2000, Mr. Peterson nominated himself for election to the Issuer's Board of Directors (the "Board") and gave notice of his intention to cumulate the Reporting Persons' votes in favor of Mr. Peterson's election to the Board. Mr. Peterson voted substantially all of the shares of Common Stock owned by the Reporting Persons in favor of his election to the Board. Mr. Peterson was elected to the Board and intends to take an active role as a member of the Board. The Reporting Persons will continue to evaluate possible alternatives with respect to the Issuer as described in Item 4 of the Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 30, 2000

                                    /s/ Kenneth D. Peterson, Jr.
                                    ---------------------------------
                                    Kenneth D. Peterson, Jr.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 30, 2000

                                    Columbia Ventures Corporation

                                    By:   /s/ Kenneth D. Peterson, Jr.
                                          -------------------------------
                                    Name: Kenneth D. Peterson, Jr.
                                    Its:  Chief Executive Officer